Exhibit 1

Company Contact Information: Ran Eisenberg, Chairman Tel: +972 9 8661 601 info@evs-sm.com

ELBIT VISION SYSTEMS ANNOUNCES
CHANGE IN THE BUSINESS MODEL AND SUBSTANTIAL EXPENSE
REDUCTION MEASURES
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Following Slower then expected Market Recovery, Management Decides that Continued Success
Requires a Change in Business Model and Substantial Reduction in Expenses

Qadima, Israel, March 11, 2010 - Elbit Vision Systems Ltd. (Nasdaq: EVSNF.OB) announced today that its management has resolved to continue with its previous cost-cutting measures, which are expected to reduce the Company's operating costs. Management has resolved to change the Company's current business model, by outsourcing the mechanical component in ScanMaster’s products which constitutes a significant expense in such products, and terminating the employment of a substantial number of the Company's employees.

 Ran Eisenberg, Chairman of EVS commented, “The recovery of the UT market  from the global financial crisis has been slower then expected, and even though it is anticipated to gain momentum throughout the second half of 2010, we have been forced to take some difficult steps at this time in order to safe-guard the Company's financial condition. We do not know if these measures will be sufficient and we are keeping a close watch on developments both within the Company and the global economy as a whole”.

About Elbit Vision Systems Ltd. (EVS)

EVS offers a broad portfolio of automatic State-of-the-Art Visual and Ultrasonic Inspection Systems for both in-line and off-line applications, and quality monitoring systems used to improve product quality, safety, and increase production efficiency.  EVS' systems are used by over 600 customers, many of which are leading global companies. The headquarters, manufacturing and R&D of EVS are all located in Israel. A worldwide Sales and Service network supports markets as well as systems already installed, in Asia, Europe, Africa, Australia and the Americas.

This press release and other releases are available on www.evs-sm.com

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.